

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2020

Scott A. Cottrill
Chief Financial Officer
ADVANCED DRAINAGE SYSTEMS, INC.
4640 Trueman Boulevard
Hilliard, Ohio 43026

> **Re: ADVANCED DRAINAGE SYSTEMS, INC.**
> **Form 10-K For the Year Ended March 31, 2020**
> **Filed June 1, 2020**
> **File No. 001-36557**

Dear Mr. Cottrill:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing